FORM 4
             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

      Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

1.   Dahlberg            Richard             G.
     (Last)             (First)             (Middle)

     2732 Greywood
     (Street)

     Plano               Texas               75057
     (City)              (State)             (Zip)

2.  Issuer Name and Ticker or Trading Symbol
    Optek Technology, Inc.

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

4.  Statement for Month/Year
    October 1998

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

       Director                    10% Owner
     X Officer (give               Other (specify
       title below)                below)

          V.P. - Engineering

7.   Individual or Joint/Group Filing (Check Applicable Line)
     X    Form filed by One Reporting Person
          Form filed by More than One Reporting Person

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED
OF, OR BENEFICIALLY OWNED

1.   Title of Security:  Common Stock, par value $0.01 per share

2.   Transaction Date (Month/Day/Year): 10/6/98

3.   Transaction Code:  S

4.   Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          2,500               D              $12.8125

5.   Amount of Securities Beneficially Owned at End of Month:

6.   Ownership Form:  Direct (D) or Indirect (I):

7.   Nature of Indirect Beneficial Ownership:

1a.  Title of Security:  Common Stock, par value $0.01 per share

2a.  Transaction Date (Month/Day/Year): 10/6/98

3a.  Transaction Code:  S

4a.  Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          2,500               D              $12.75

5a.  Amount of Securities Beneficially Owned at End of Month:

6a.  Ownership Form:  Direct (D) or Indirect (I):

7a.  Nature of Indirect Beneficial Ownership:

1b.  Title of Security:  Common Stock, par value $0.01 per share

2b.  Transaction Date (Month/Day/Year): 10/7/98

3b.  Transaction Code:  S

4b.  Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          2,000               D              $12.875

5b.  Amount of Securities Beneficially Owned at End of Month:

6b.  Ownership Form:  Direct (D) or Indirect (I):

7b.  Nature of Indirect Beneficial Ownership:

1c.  Title of Security:  Common Stock, par value $0.01 per share

2c.  Transaction Date (Month/Day/Year): 10/7/98

3c.  Transaction Code:  S

4c.  Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          1,000               D              $13.00

5c.  Amount of Securities Beneficially Owned at End of Month:

6c.  Ownership Form:  Direct (D) or Indirect (I):

7c.  Nature of Indirect Beneficial Ownership:

1d.  Title of Security:  Common Stock, par value $0.01 per share

2d.  Transaction Date (Month/Day/Year): 10/9/98

3d.  Transaction Code:  S

4d.  Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          1,500               D              $13.375

5d.  Amount of Securities Beneficially Owned at End of Month:

6d.  Ownership Form:  Direct (D) or Indirect (I):

7d.  Nature of Indirect Beneficial Ownership:

1e.  Title of Security:  Common Stock, par value $0.01 per share

2e.  Transaction Date (Month/Day/Year): 10/12/98

3e.  Transaction Code:  S

4e.  Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          1,900               D              $13.75

5e.  Amount of Securities Beneficially Owned at End of Month:

6e.  Ownership Form:  Direct (D) or Indirect (I):

7e.  Nature of Indirect Beneficial Ownership:

1f.  Title of Security:  Common Stock, par value $0.01 per share

2f.  Transaction Date (Month/Day/Year): 10/13/98

3f.  Transaction Code:  S

4f.  Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          3,000               D              $13.8125

5f.  Amount of Securities Beneficially Owned at End of Month:

6f.  Ownership Form:  Direct (D) or Indirect (I):

7f.  Nature of Indirect Beneficial Ownership:

1g.  Title of Security:  Common Stock, par value $0.01 per share

2g.  Transaction Date (Month/Day/Year): 10/14/98

3g.  Transaction Code:  S

4g.  Securities Acquired (A) or Disposed of (D):

          Amount              (A) or (D)     Price
          550                 D              $14.00

5g.  Amount of Securities Beneficially Owned at End of Month:
     25,472

6g.  Ownership Form:  Direct (D) or Indirect (I):  D

7g.  Nature of Indirect Beneficial Ownership:

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
CONVERTIBLE SECURITIES)

1.   Title of Derivative Security:  Stock Option

2.   Conversion or Exercise Price of Derivative Security:
     $6.05

3.   Transaction Date (Month/Day/Year):  -

4.   Transaction Code:   Code           Voluntary
                         -              -

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6.   Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         Vested                         8/16/2005

7.   Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             6,667

8.   Price of Derivative Security:      -

9.   Number of derivative Securities Beneficially Owned at End of
     Month:    1

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I): D

11.  Nature of Indirect Beneficial Ownership:

1a.  Title of Derivative Security:  Stock Option

2a.  Conversion or Exercise Price of Derivative Security:
     $11.969

3a.  Transaction Date (Month/Day/Year):  -

4a.  Transaction Code:   Code           Voluntary
                           -            -

5a.  Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6a.  Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
          (1)                      3/19/2006

7a.  Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             5,334

8a.  Price of Derivative Security:      -

9a.  Number of derivative Securities Beneficially Owned at End of
     Month:    1

10a. Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): D

11a. Nature of Indirect Beneficial Ownership:

1b.  Title of Derivative Security:  Stock Option

2b.  Conversion or Exercise Price of Derivative Security:
     $10.12

3b.  Transaction Date (Month/Day/Year):  -

4b.  Transaction Code:   Code           Voluntary
                           -            -

5b.  Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6b.  Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         (2)                       1/18/2007

7b.  Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             5,334

8b.  Price of Derivative Security:      -

9b.  Number of derivative Securities Beneficially Owned at End of
     Month:    1

10b. Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): D

11b. Nature of Indirect Beneficial Ownership:

1c.  Title of Derivative Security:  Stock Option

2c.  Conversion or Exercise Price of Derivative Security:
     $27.0625

3c. Transaction Date (Month/Day/Year):  -

4c. Transaction Code:   Code           Voluntary
                           -            -

5c. Number of Derivative Securities Acquired (A) or Disposed of
     (D):                (A)                 (D)
                          -                   -

6c. Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable              Expiration Date
         (3)                       3/16/2008

7c. Title and Amount of Underlying Securities:

          Title                    Amount or Number of Shares
          Common Stock             10,000

8c. Price of Derivative Security:      -

9c. Number of derivative Securities Beneficially Owned at End of
    Month:    1

10c. Ownership Form of Derivative Security:  Direct (D) or
      Indirect (I): D

11c. Nature of Indirect Beneficial Ownership:

Explanation of Responses:

(1) Options to vest in increments of 2,667 as of March 19, 1998 and 1999.
(2) Options to vest in increments of 2,667 as of January 18, 1999 and 2000.
(3) Options to vest in increments of 33 1/3% as of March 17, 1999, 2000 and 2001.

                              /s/ Richard G.  Dahlberg
                             Signature of Reporting Person

                              November 2, 1998